Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX; (PGH) - NYSE

PENGROWTH ENERGY TRUST ANNOUNCES SECURITYHOLDER APPROVAL
OF ITS CONVERSION TO A CORPORATION ON DECEMBER 31, 2010
AND DECLARES ITS JANUARY 17, 2011 DISTRIBUTION

(Calgary, December 16, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) today announced the results of the special meeting of unitholders. At this morning’s special meeting, holders of Pengrowth trust units and Pengrowth exchangeable shares overwhelmingly approved the proposed conversion (the “Conversion”) of Pengrowth Energy Trust from an income trust to a corporation to be named Pengrowth Energy Corporation. Securityholders voted 99 percent in favour of the Conversion. The Conversion remains subject to approval of the Court of Queen’s Bench of Alberta which will be sought on December 17, 2010. Assuming that court approval is received, the Conversion is expected to close on December 31, 2010.

January 17, 2011 Cash Distribution

Pengrowth is also pleased to announce its January 17, 2011 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is December 29, 2010. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of December 31, 2010. This distribution will be the final distribution of the Trust and will be paid pursuant to the Conversion or if the Conversion is not completed for any reason, will be paid in the ordinary course.

The distribution of Cdn $0.07 per Trust unit is equivalent to approximately U.S. $0.0696 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9944. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. Cash distributions paid over the past 12 months now total Cdn $0.84 per trust unit or approximately U.S. $0.81 per trust unit.

Pending final court approval and closing of the Conversion, Pengrowth’s January 17, 2011 payment will be its final distribution payment as an income trust;   therefore, this payment will remain subject to the 15 percent withholding tax rate for all U.S. holders of Pengrowth. Pengrowth’s February 15th, 2011 payment will be Pengrowth’s first payment which is classified as a dividend. Accordingly,  beginning with this payment, there should no longer be withholding tax applied to future dividends paid to U.S. shareholders of Pengrowth who hold their shares in IRAs, 401K's or other non-taxable accounts.

Taxability of Dividends Post-Conversion

It is anticipated that taxable investors in Canada will benefit from the enhanced dividend tax credit post-Conversion compared to the taxation of distributions received from the Trust in the past.  The more favourable tax treatment afforded to the recipients of dividends, as compared to distributions of income from a trust under current Canadian tax laws, may result in more attractive after-tax returns for certain taxable Canadian investors, depending on individual circumstances.

In the U.S., Pengrowth’s distributions are already classified as "Qualified Dividends" and are expected to continue to be treated as such after Conversion.

It is strongly advised that Securityholders consult their own tax advisors to discuss individual taxation implications of the Conversion.

Tendering of Certificates for Registered Holders

All registered holders of Pengrowth Energy Trust units and registered holders of Pengrowth exchangeable shares who hold their units/shares in certificate form will need to complete and return a letter of transmittal along with their certificates to Computershare Trust Company of Canada. All registered holders are encouraged to tender their certificates and send in their letters of transmittal prior to December 31, 2010, as forms and certificates received after this timeframe will be subject to processing times that may impact the way their monthly payment from Pengrowth is processed. For further information on this process, please contact Computershare directly at 1-800-564-6253. The letter of transmittal was mailed out with the information circular and proxy statements and can also be obtained at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units currently trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to completion of the Conversion, satisfaction of closing conditions, and the tax treatment of dividends and U.S. dollar exchange ratios.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: satisfaction of closing conditions for the completion of Conversion, changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.